UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 8, 2020

Tetraphase Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-35837	20-5276217
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

480 Arsenal Way Watertown, Massachusetts	02472
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (617) 715-3600

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock, $0.001 par value per share	TTPH	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01. Other Events.

As previously disclosed, on March 15, 2020, Tetraphase Pharmaceuticals, Inc. (“Tetraphase”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AcelRx Pharmaceuticals, Inc. (“AcelRx”) and Consolidation Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of AcelRx, (“Merger Sub”), providing for the merger of Merger Sub with and into Tetraphase, with Tetraphase surviving the merger as an indirect wholly-owned subsidiary of AcelRx (the “Merger”).

This Current Report on Form 8-K (this “Form 8-K”) is being filed to update and supplement the proxy statement/prospectus (the “proxy statement/prospectus”) (1) included in the Registration Statement on Amendment No. 1 to Form S-4, File No. 333-237584 (the “Registration Statement”), filed by AcelRx with the Securities and Exchange Commission (the “SEC”) on April 21, 2020 and declared effective by the SEC on April 24, 2020, (2) filed by Tetraphase with the SEC as a definitive proxy statement on Schedule 14A on April 24, 2020, and (3) mailed by Tetraphase to its stockholders on April 28, 2020. The information contained in this Form 8-K is incorporated by reference into the proxy statement/prospectus. Terms used in this Form 8-K, but not otherwise defined, shall have the meanings ascribed to such terms in the proxy statement/prospectus. Set forth below are supplemental disclosures relating to the Merger.

If you have not already submitted a proxy for use at the Special Meeting, you are urged to do so promptly. This Form 8-K does not affect the validity of any proxy card or voting instructions that Tetraphase stockholders may have previously received or delivered. No action is required by any Tetraphase stockholder who has previously delivered a proxy or voting instructions and who does not wish to revoke or change that proxy or voting instructions.

SUPPLEMENTAL DISCLOSURES

Following the announcement of the Merger Agreement and as of the date of this Form 8-K, ten lawsuits have been filed by alleged Tetraphase stockholders challenging the Merger. The lawsuits, which include both putative class action complaints and complaints brought by plaintiffs individually, are captioned Plumley v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-00496 (D. Del.), Sahan v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-03069 (S.D.N.Y.), Giacobbe v. Tetraphase Pharmaceuticals, Inc. et al., Case No. 1:20-cv-10762 (D. Mass), Ravi v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-03142 (S.D.N.Y.), Garity v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-00542 (D. Del.), Kashavena v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 2081-cv-01005 (Mass. Sup. Ct.), Waters v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-01896 (E.D.N.Y.), Gardner v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-03352 (S.D.N.Y.), Kopczynski v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-03426 (S.D.N.Y.), and Lapi v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-03452 (S.D.N.Y.). These complaints name as defendants Tetraphase and some or all members of the Tetraphase board, and certain complaints also name as defendants AcelRx and Merger Sub.

The supplemental disclosures contained herein should be read in conjunction with the proxy statement/prospectus, which we urge you to read in its entirety. None of the supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the extent that the supplemental disclosures differ from, or updates information contained in, the proxy statement/prospectus, the supplemental disclosures shall supersede or supplement the information in the proxy statement/prospectus. The supplemental disclosures are made only as of May 8, 2020, unless the information specifically indicates that another date applies. Except as otherwise described herein, the documents referred to, contained in or incorporated by reference herein, the proxy statement/prospectus, the annexes to the proxy statement/prospectus and the documents referred to, contained in or incorporated by reference in the proxy statement/prospectus are not otherwise modified, supplemented or amended. All page references are to pages in the proxy statement/prospectus, and terms used below, unless otherwise defined, have the meanings set forth in the proxy statement/prospectus.

The disclosure under the heading “Summary—Litigation Relating to the Merger” is hereby supplemented by replacing the paragraphs in that section, beginning with the first full paragraph on page 17 of the proxy statement/prospectus, with the following:

As of May 8, 2020, ten lawsuits have been filed by alleged Tetraphase stockholders challenging the Merger. The first lawsuit, a putative class action complaint, is captioned Plumley v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-00496, and was filed by Patrick Plumley in the United States District Court for the District of Delaware. The Plumley complaint names as defendants Tetraphase and each member of the Tetraphase Board, as well as AcelRx and Merger Sub. The second lawsuit is captioned Sahan v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-03069, and was filed by Herman Sahan in the United States District Court for the Southern District of New York. The Sahan complaint names as defendants Tetraphase and certain members of the Tetraphase Board. The third lawsuit is captioned Giacobbe v. Tetraphase Pharmaceuticals, Inc. et al., Case No. 1:20-cv-10762, and was filed by Charles Giacobbe in the United States District Court for the District of Massachusetts. The Giacobbe complaint names as defendants Tetraphase and each member of the Tetraphase Board. The fourth lawsuit is captioned Ravi v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-03142, and was filed by Surya Ravi in the United States District Court for the Southern District of New York. The Ravi complaint names as defendants Tetraphase and certain members of the Tetraphase Board. The fifth lawsuit, a putative class action complaint, is captioned Garity v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-00542, and was filed by Edward Garity in the United States District Court for the District of Delaware. The Garity complaint names as defendants Tetraphase and each member of the Tetraphase Board, as well as AcelRx and Merger Sub. The sixth lawsuit, a putative class action complaint, is captioned Kashavena v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 2081-cv-01005, and was filed by Vanamala Kashavena in the Middlesex County Superior Court. The Kashavena complaint names as defendants Tetraphase and certain members of the Tetraphase Board, as well as AcelRx and Merger Sub. The seventh lawsuit is captioned Waters v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-01896, and was filed by Joshua Waters in the United States District Court for the Eastern District of New York. The Waters complaint names as defendants Tetraphase and each member of the Tetraphase Board. The eighth lawsuit is captioned Gardner v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-03352, and was filed by James Gardner in the United States District Court for the Southern District of New York. The Gardner complaint names as defendants Tetraphase and certain members of the Tetraphase Board. The ninth lawsuit is captioned Kopczynski v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-03426, and was filed by Christopher Kopczynski in the United States District Court for the Southern District of New York. The Kopczynski complaint names as defendants Tetraphase and certain members of the Tetraphase Board. The tenth lawsuit is captioned Lapi v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-03452, and was filed by Nisjet Lapi in the United States District Court for the Southern District of New York. The Lapi complaint names as defendants Tetraphase and certain members of the Tetraphase Board.

The Plumley, Sahan, Giacobbe, Ravi, Garity, Waters, Gardner, Kopczynski and Lapi complaints allege violations of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder. The plaintiffs in these actions generally allege that this registration statement on Form S-4 omits material information with respect to the proposed transaction, which renders such registration statement false and misleading. The Sahan complaint also alleges that the defendants breached their fiduciary duty of candor/disclosure, by allegedly disseminating a materially incomplete and misleading registration statement in connection with the Merger. The Kashavena complaint alleges that the members of the Tetraphase Board breached their fiduciary duties of care, loyalty/good faith and candor/disclosure by allegedly entering into the Merger through a flawed and unfair process and disseminating a materially incomplete and misleading registration statement in connection with the Merger. The Kashavena complaint alleges that Tetraphase, AcelRx and Merger Sub aided and abetted in the alleged breach of fiduciary duties.

The complaints seek preliminary and permanent injunction of the proposed transaction and, if the Merger is consummated, rescission or rescissory damages. The complaints also seek the dissemination of a registration statement that discloses certain information requested by the plaintiffs. In addition, the complaints seek attorneys’ and experts’ fees.

The defendants believe that the Plumley, Sahan, Giacobbe, Ravi, Garity, Kashavena, Waters, Gardner, Kopczynski and Lapi complaints are without merit.

The disclosure under the heading “Risk Factors—Four lawsuits have been filed against Tetraphase, certain members of the Tetraphase Board, as well as AcelRx and Merger Sub in the Plumley complaint, and other lawsuits may be filed challenging the Merger. An adverse ruling in any such lawsuit may prevent the Merger from being completed.” is hereby supplemented by replacing the heading and paragraphs in in that section, beginning with the first full paragraph, on page 30 of the proxy statement/prospectus, with the following:

Ten lawsuits have been filed against Tetraphase, certain members of the Tetraphase Board, as well as AcelRx and Merger Sub in the Plumley, Garity and Kashavena complaints, and other lawsuits may be filed challenging the Merger. An adverse ruling in any such lawsuit may prevent the Merger from being completed.

As of May 8, 2020, ten lawsuits have been filed by alleged Tetraphase stockholders challenging the Merger. The first lawsuit, a putative class action complaint, is captioned Plumley v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-00496, and was filed by Patrick Plumley, in the United States District Court for the District of Delaware. The Plumley complaint names as defendants Tetraphase and each member of the Tetraphase Board, as well as AcelRx and Merger Sub. The second lawsuit is captioned Sahan v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-03069, and was filed by Herman Sahan in the United States District Court for the Southern District of New York. The Sahan complaint names as defendants Tetraphase and certain members of the Tetraphase Board. The third lawsuit is captioned Giacobbe v. Tetraphase Pharmaceuticals, Inc. et al., Case No. 1:20-cv-10762, and was filed by Charles Giacobbe in the United States District Court for the District of Massachusetts. The Giacobbe complaint names as defendants Tetraphase and each member of the Tetraphase Board. The fourth lawsuit is captioned Ravi v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-03142, and was filed by Surya Ravi in the United States District Court for the Southern District of New York. The Ravi complaint names as defendants Tetraphase and certain members of the Tetraphase Board. The fifth lawsuit, a putative class action complaint, is captioned Garity v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-00542, and was filed by Edward Garity in the United States District Court for the district of Delaware. The Garity complaint names as defendants Tetraphase and each member of the Tetraphase Board, as well as AcelRx and Merger Sub. The sixth lawsuit, a putative class action complaint, is captioned Kashavena v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 2081-cv-01005, and was filed by Vanamala Kashavena in the Middlesex County Superior Court. The Kashavena complaint names as defendants Tetraphase and certain members of the Tetraphase Board, as well as AcelRx and Merger Sub. The seventh lawsuit is captioned Waters v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-01896, and was filed by Joshua Waters in the United States District Court for the Eastern District of New York. The Waters complaint names as defendants Tetraphase and each member of the Tetraphase Board. The eighth lawsuit is captioned Gardner v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-03352, and was filed by James Gardner in the United States District Court for the Southern District of New York. The Gardner complaint names as defendants Tetraphase and certain members of the Tetraphase Board. The ninth lawsuit is captioned Kopczynski v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-03426, and was filed by Christopher Kopczynski in the United States District Court for the Southern District of New York. The Kopczynski complaint names as defendants Tetraphase and certain members of the Tetraphase Board. The tenth lawsuit is captioned Lapi v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-03452, and was filed by Nisjet Lapi in the United States District Court for the Southern District of New York. The Lapi complaint names as defendants Tetraphase and certain members of the Tetraphase Board.

The Plumley, Sahan, Giacobbe, Ravi, Garity, Waters, Gardner, Kopczynski and Lapi complaints allege violations of Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder. The plaintiffs in these actions generally allege that this registration statement on Form S-4 omits material information with respect to the proposed transaction, which renders such registration statement false and misleading. The Sahan complaint also alleges that the defendants breached their fiduciary duty of candor/disclosure, by allegedly disseminating a materially incomplete and misleading registration statement in connection with the Merger. The Kashavena complaint alleges that the members of the Tetraphase Board breached their fiduciary duties of care, loyalty/good faith and candor/disclosure by allegedly entering into the Merger through a flawed and unfair process and disseminating a materially incomplete and misleading registration statement in connection with the Merger. The Kashavena complaint alleges that Tetraphase, AcelRx and Merger Sub aided and abetted in the alleged breach of fiduciary duties. The complaints seek preliminary and permanent injunction of the proposed transaction and, if the Merger is consummated, rescission or rescissory damages. The complaints also seek the dissemination of a registration statement that discloses certain information requested by the plaintiff. In addition, the complaints seek attorneys’ and experts’ fees.

The defendants believe that the Plumley, Sahan, Giacobbe, Ravi, Garity, Kashavena, Waters, Gardner, Kopczynski and Lapi complaints are without merit.

See “The Merger—Litigation Relating to the Merger” beginning on page 90 of this proxy statement/prospectus for more information about litigation relating to the Merger that has been commenced prior to the date of this proxy statement/prospectus. There can be no assurance that additional complaints will not be filed with respect to the Merger.

One of the conditions to completion of the Merger is the absence of any applicable law (including any order) being in effect that prohibits completion of the Merger. Accordingly, if a plaintiff is successful in obtaining an order prohibiting completion of the Merger, then such order may prevent the Merger from being completed, or from being completed within the expected timeframe.

The disclosure under the heading “The Merger—Litigation Relating to the Merger” is hereby supplemented by replacing the paragraphs in that section, beginning with the first full paragraph on page 90 of the proxy statement/prospectus, with the following:

On April 9, 2020, a putative class action complaint was filed against Tetraphase, each of its directors, AcelRx and Merger Sub in the United States District Court for the District of Delaware. The lawsuit, captioned Plumley v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-00496 and purportedly brought on behalf of a class of stockholders, alleges that Tetraphase and its directors violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, and that Tetraphase’s directors, AcelRx and Merger Sub violated Section 20(a) of the Exchange Act, by allegedly disseminating a materially incomplete and misleading registration statement in connection with the Merger. On April 16, 2020, a complaint was filed against Tetraphase and certain of its directors in the United States District Court for the Southern District of New York. The lawsuit, captioned Sahan v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-03069, alleges that the defendants violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, and that the individual defendants violated Section 20(a) of the Exchange Act and breached their fiduciary duty of candor/disclosure, by allegedly disseminating a materially incomplete and misleading registration statement in connection with the Merger. On April 20, 2020, a complaint was filed against Tetraphase and its directors in the United States District Court for the District of Massachusetts. The lawsuit, captioned Giacobbe v. Tetraphase Pharmaceuticals, Inc. et al., Case No. 1:20-cv-10762, alleges that the defendants violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, and that the individual defendants violated Section 20(a) of the Exchange Act, by allegedly disseminating a materially incomplete and misleading registration statement in connection with the Merger. On April 20, 2020, a complaint was filed against Tetraphase and certain of its directors in the United States District Court for the Southern District of New York. The lawsuit, captioned Ravi v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-03142, alleges that the defendants violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, and that the individual defendants violated Section 20(a) of the Exchange Act, by allegedly disseminating a materially incomplete and misleading registration statement in connection with the Merger. On April 22, 2020, a putative class action complaint was filed against Tetraphase, each of its directors, AcelRx, and Merger Sub in the United States District Court for the District of Delaware. The lawsuit, captioned Garity v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-00542, alleges that the defendants violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, and that the individual defendants violated Section 20(a) of the Exchange Act, by allegedly disseminating a materially incomplete and misleading registration statement in connection with the Merger. On April 23, 2020, a putative class action complaint was filed against Tetraphase, certain of its directors, AcelRx and Merger Sub in the Middlesex County Superior Court. The lawsuit, captioned Kashavena v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 2081-cv-01005, alleges that the individual defendants breached their fiduciary duties of care, loyalty/good faith and candor/disclosure by allegedly entering into the Merger through a flawed and unfair process and disseminating a materially incomplete and misleading registration statement in connection with the Merger. The Kashavena complaint alleges that Tetraphase, AcelRx and Merger Sub aided and abetted in the alleged breach of fiduciary duties. On April 24, 2020, a complaint was filed against Tetraphase and its directors in the United States District Court for the Eastern District of New York. The lawsuit, captioned Waters v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-01896, alleges that the defendants violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, and that the individual defendants violated Section 20(a) of the Exchange Act, by allegedly disseminating a materially incomplete and misleading registration statement in connection with the Merger. On April 29, 2020, a complaint was filed against Tetraphase and certain of its directors in the United States District Court for the Southern District of New York. The lawsuit, captioned Gardner v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-03352, alleges that the defendants violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, and that the individual defendants violated Section 20(a) of the Exchange Act, by allegedly disseminating a materially incomplete and misleading registration statement in connection with the Merger. On May 1, 2020, a complaint was filed against Tetraphase and certain of its directors in the United States District Court for the Southern District of New York. The lawsuit, captioned Kopczynski v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-03426, alleges that the defendants violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, and that the individual defendants violated Section 20(a) of the Exchange Act, by allegedly disseminating a materially incomplete and misleading registration statement in connection with the Merger. On May 4, 2020, a complaint was filed against Tetraphase and certain of its directors in the United States District Court for the Southern District of New York. The lawsuit, captioned Lapi v. Tetraphase Pharmaceuticals, Inc., et al., Case No. 1:20-cv-03452, alleges that the defendants violated Section 14(a) of the Exchange Act and Rule 14a-9 promulgated thereunder, and that the individual defendants violated Section 20(a) of the Exchange Act, by allegedly disseminating a materially incomplete and misleading registration statement in connection with the Merger.

The plaintiffs in these lawsuits seek various forms of injunctive, declaratory and other relief, including: (i) enjoining the defendants from proceeding with, consummating or closing the Merger; (ii) in the event the Merger is consummated, rescinding and setting aside the Merger or awarding rescissory damages; (iii) directing Tetraphase’s directors to disseminate a registration statement that does not contain any untrue statements of material fact and that states all material facts required or necessary to make the statements therein not misleading; (iv) declaring that the defendants have violated Sections 14(a) and/or 20(a) of the Exchange Act and Rule 14a-9 promulgated thereunder; and (v) awarding damages, costs, attorneys’ fees and experts’ fees. The defendants believe that the Plumley, Sahan, Giacobbe, Ravi, Garity, Kashavena, Waters, Gardner, Kopczynski and Lapi complaints are without merit.

Additional Information and Where to Find it

In connection with the proposed transaction between Tetraphase and AcelRx, AcelRx filed with the SEC the Registration Statement containing a document constituting a prospectus of AcelRx and a proxy statement of Tetraphase. The Registration Statement was declared effective by the SEC on April 24, 2020, and Tetraphase commenced mailing the definitive proxy statement/prospectus to stockholders of Tetraphase on April 28, 2020. Tetraphase and AcelRx also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Investors and security holders can obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Tetraphase through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders can obtain free copies of the proxy statement/prospectus from Tetraphase by written request to Tetraphase Pharmaceuticals, Inc., 480 Arsenal Way, Watertown, Massachusetts 02472, Attn: Secretary or by calling (617) 715-3600.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

Each of Tetraphase and AcelRx and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Tetraphase stockholders in connection with the proposed transaction. Information about Tetraphase’s directors and executive officers is included in Tetraphase’s Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 12, 2020. Information about AcelRx’s directors and executive officers is included in its definitive proxy statement, which was filed with the SEC on April 24, 2020. Other information regarding the participants in the solicitation of proxies in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, was contained in the definitive proxy statement/prospectus filed with the SEC on April 24, 2020. Investors may obtain free copies of these documents from Tetraphase or AcelRx as indicated above.

Forward-Looking Statements

Statements in this Form 8-K contain various forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, those regarding the proposed transaction between AcelRx and Tetraphase, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about future expectations, plans and prospects for Tetraphase. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Such statements are subject to numerous important factors, risks and uncertainties that may cause actual events or results to differ materially from current expectations and beliefs, including but not limited to: the risk that the proposed Merger may not be completed in a timely manner, or at all, which may adversely affect Tetraphase’s business and the price of its common stock; the failure to satisfy all of the closing conditions of the proposed Merger, including the approval of the Merger Agreement by Tetraphase’s stockholders; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the effect of the announcement or pendency of the proposed Merger on Tetraphase’s business, operating results, and relationships with customers, suppliers, competitors and others; risks that the proposed Merger may disrupt Tetraphase’s current plans and business operations; risks related to the diverting of management’s attention from Tetraphase’s ongoing business operations; the outcome of any legal proceedings that may be instituted against Tetraphase related to the Merger Agreement or the proposed Merger; risks relating to Tetraphase’s ability to successfully commercialize Xerava; concerns with or threats of, or the consequences of, pandemics, contagious diseases or health epidemics, including COVID-19; general economic and market conditions and the risk factors set forth under the caption “Risk Factors” in Tetraphase’s Quarterly Report on Form 10-Q for the period ended March 31, 2020 filed with the SEC on May 7, 2020 and in any other subsequent filings made by Tetraphase with the SEC. Any forward-looking statements contained in this Form 8-K speak only as of the date hereof, and Tetraphase specifically disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TETRAPHASE PHARMACEUTICALS, INC.

Date: May 8, 2020	By:	/s/ Maria Stahl
Maria Stahl
Chief Business Officer and General Counsel